SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP’S CODE OF CONDUCT AND INTEGRITY

1 – PRESENTATION

In line with its mission of “providing water and sanitation services contributing to improve the quality of life and the environment”, SABESP is socially responsible, committed to legality, ethics, transparency and operates under the Vision “to be a global benchmark in the provision of water and sanitation services, in a sustainable, competitive and innovative manner, focused on customers”.

It acts as an agent of sustainable development, basing its economic performance on environmentally responsible practices that improve the well-being of its employees, the communities where it operates and the country.

The guidelines for economic, financial and socio-environmental sustainability strengthen the Company's growth and commitment to the environment and society.

This Code is in line with the Code of Ethics of the State Public Administration (State Decree 60,428 / 2014), Novo Mercado Regulations, Federal Law 13,303/2016, State Decree 62.349/16.

2 – INTRODUCTION

Ethics represents the ideal human conduct and is an intrinsic part of the development of civilization, guiding people’s decision-making process about what is "good" and "correct" for themselves as well as for their relationships with others with the purpose of promoting the common good.

Personal and corporate ethics are inseparable. The adoption of ethical principles and rules of conduct, including the fight against and refusal to condone any form of fraud and corruption, is part of Sabesp’s culture and reflects its organizational identity.

The adoption of the ethical principles and rules of conduct outlined in this Code is essential to ensure that the Company, its management (members of the Board of Directors, Audit Committee, Fiscal Council and Eligibility and Advisory Committee and Executive Board) and its employees (regular employees, interns and apprentices) act in an integrated and coherent manner in their relations and dealings with various stakeholders: clients, shareholders, investors, suppliers, partners, third parties, government, the community and society as a whole.

3 – OBJECTIVES

•         To serve as the standard for the personal and professional conduct of all Sabesp’s employees and members of management, regardless of their role or position, in their internal and external relations with clients, shareholders, investors, suppliers, partners, third parties, government, the community and society as a whole.

•         To reinforce ethical, legal and transparent behavior, based on fair and relevant values adopted by all, thereby reducing the subjectivity of personal interpretations of moral and ethical principles.

•         To strengthen the image of Sabesp and its employees in the eyes of its stakeholders.

•         To serve as a reference in the fight against all forms of fraud, corruption and acts that harm public administration, especially those envisaged in national and international anti-corruption laws.

4 - CODE OF CONDUCT OF INTEGRITY

The Code of Conduct and Integrity establishes the foundation and guidelines for sustainable, socio-environmental, legal, transparent and ethical management focused on the fight against fraud and corruption.

The Code consists of organizational values, ethical principles and rules that have been observed by Sabesp since its inception and have been consolidated into precepts that guide and underpin the Company’s relations with its various stakeholders: management, employees, clients, shareholders, investors, suppliers, partners, third parties, government, the community and society as a whole.

The Code forms the basis for consolidating and enhancing Sabesp’s existing reputation with a socially responsible image and provides support and guidance on how ongoing actions can be improved and new initiatives can be implemented in regard to complying with the Company’s mission and directives.

On first entering Sabesp, all employees and members of management receive a copy of the Code and its subsequent amendments and sign a term of commitment agreeing to abide by and comply with the precepts governing ethical conduct contained therein. Suppliers, partners, third parties and other external stakeholders also agree to abide by the Code available on Sabesp’s official website.

Management and employees receive periodical training, at least on annually, on this Code. In addition, the members of the Board of Directors and the Executive Board receive training on the risk management policy and other issues related to the Company’s activities.

4.1. ETHICAL VALUES

Respect for society and clients

Offering high quality products and services with appropriate prices.

Respect for the environment

Promoting sustainable development, environmental education and awareness, as well as doing everything possible to protect, preserve and restore water resources and the environment, for present and future generations.

Respect for people

Promoting equal opportunity and respect for diversity, as well as professional development. Establishing relationships of trust and fostering participation through communication and integration.

Integrity

Acting with justice, legality, coherence, transparency, ethics and honesty in all its practices and decisions.

Competence

Acting with professionalism, promptness and effectiveness, ensuring the quality of processes, services and products. Valuing the sharing of knowledge, proactivity, creativity, innovation, simplicity and flexibility in the pursuit of solutions.

Citizenship

Acting with a citizen’s conscientiousness and responsibility while promoting the public good.

4.2. ETHICAL PRINCIPLES

Sabesp is fully committed to the following corporate ethical principles:

1.   Ensuring a sustainable balance between the social, economic and environmental spheres.

2.   Ensuring continuous improvement in the quality of products and services and commitment to results.

3.   Taking the utmost care of public and private resources, by using them in a legal, efficient and productive way.

4.   Acting and making decisions based on justice, promoting balance and harmony by reconciling Sabesp’s interests and goals with those of its various stakeholders.

5.   Respecting the prevailing legislation and combating all forms of fraud and corruption, as well as acts that harm national and international public administration.

6.  Establishing trust as a key principle in relations between the Company and its various stakeholders.

7.  Acting with transparency in professional relationships, corporate governance practices and when communicating with its various stakeholders.

8.  Ensuring people management practices that respect diversity and foster motivation, satisfaction and commitment.

9.  Strengthening and improving relations with its surrounding communities and with society as a whole.

4.3. ETHICAL CONDUCT

Based on its ethical values and principles, Sabesp adopts the following rules of conduct:

Environmental Care and Prevention

Developing its activities based on the principles of environmental care and prevention in the pursuit of continuous improvement, and not promoting practices that may represent a risk to the environment.

Environmental Education

Promoting environmental education with the Company’s stakeholders and society as a whole.

Environmental Excellence

Meeting and exceeding legal compliance standards, creating and adding value to the business.

Product Quality

Ensuring sanitation and health.

Service Quality

Meeting its clients’ needs and complaints promptly and with the requisite quality.

Impartial Service

Respecting the diversity of its various stakeholders, accepting a commitment to exercising its activities in an impartial manner, without any type of favoritism or discrimination, or any form of fraud or corruption, or acts that harm national and international public administration.

Social Development

Exercising its activities in a legal, ethical and transparent manner, taking into consideration the lawful interests of its stakeholders and society as a whole by improving the community’s quality of life in a planned and sustained way.

Right to Information

Ensuring the right to access to transparent, clear and easy-to-understand information, pursuant to the law.

Dialogue Channels

Maintaining open communications channels with the press, the social media and all sectors of society.

Relations with Shareholders and Investors

Maintaining a specific area to ensure transparent communications with shareholders and investors, as well as the disclosure of accurate information.

Accounting Records

Recording the Company’s accounts in a proper, consistent, accurate and complete manner, with the necessary degree of detail and context to ensure the transparency of its economic and financial transactions, in accordance with prevailing accounting practices. The accounting records shall be made available to the auditors and the competent inspection and regulatory bodies.

Relations with Competitors

Maintaining a respectful conduct toward its competitors, in compliance with the prevailing legislation, building relationships based on ethical principles.

Donations

The Company, its management and employees are prohibited from donating or using Sabesp’s resources (financial, property, vehicles, equipment, e-mails, network and corporate mobile phones, etc.) to or for political campaigns to help parties or candidates in public elections, among other conduct prohibited by the specific legislation.

The prohibition above applies to the use of Sabesp’s resources for campaigns or elections of corporations and associations in general.

Anti-corruption

Sabesp rejects any and all acts that may harm national or foreign public assets, or the principles of public administration, or bids and contracts, including:

- promising, offering or giving, directly or indirectly, undue advantage to public agents or persons related to them;

- financing, sponsoring, bearing the costs of, or providing any other type of assistance for the practice of unlawful acts;

- using individual or legal entity intermediaries to conceal or disguise the real interests or identities of the beneficiaries of such acts;

- hampering the investigations or inspections of public bodies or agents, or intervening in their activities, including national financial system regulatory agencies and inspection bodies; and

- in the case of bids or contracts, rejecting any and all acts:

✓  frustrating or breaching, through agreements, arrangements, or any other means, the competitive nature of bids;

✓  preventing, hampering or breaching the realization of any bid-related act;

✓  removing or causing the removal of any bidder by means of fraud or the offer of any type of benefit;

✓  defrauding the bid or the resulting contract;

✓  constituting, in a fraudulent or unlawful manner, a legal entity to take part in a bid or execute a contract;

✓  obtaining undue advantage or benefit, in a fraudulent manner, from amendments or renewals of contracts with the public administration, without authorization by the law, the bid notice or the respective contracts; and

✓  manipulating or defrauding the economic and financial balance of contracts with the public administration.

Sabesp’s management, employees, suppliers, partners and third-parties  shall not pay, grant, offer or promise, directly or indirectly, any good, property, money, sponsorship, trip, gratuity, present, meal, favor, benefit, or any economic or asset-based advantage to any public or private institution, agency or person.

4.4. MANAGEMENT AND EMPLOYEES

Compliance with Regulations

Management and employees shall perform their functions according to the hierarchic position they have, based on compliance with the law and the organization’s regulations and undertake to communicate and this knowledge throughout the Company and provide working guidelines.

Occupational Health and Safety

Management, employees, suppliers, partners and third parties are responsible for the health and safety of those who work for the organization by complying with the law and the internal regulations relative to occupational health and safety, thereby ensuring a healthy working environment and quality of life.

Labor Relations

Management, employees, suppliers, third parties and partners shall not be prevented from or coerced into refraining from participating in organizations and associations as a form of full exercise of their rights, in addition to promoting individual development and improving the organizational climate.

Management leads the collective bargaining process, with accountability and transparency, valuing healthy dialogue with labor unions and other entities that represent employees’ expectations.

Professional Development and Opportunity

Management shall offer employees equal opportunity in regard to capacity building, as a means of qualifying their work and contributing to their professional advancement.

This process is based on merit, performance and competence, without any other influences.

Discrimination

Management, employees, suppliers, third parties and partners shall exercise their responsibilities in a professional and respectful manner, without discrimination in regard to origin, race, sex, color, age, religion, or any other forms of discrimination.

Moral and Sexual Harassment

Sabesp repudiates the practice of moral or sexual harassment. Management, employees, suppliers, third parties and partners shall exercise their responsibilities in way to guarantee an environment free of any coercion.

Right to Information

Management and employees shall disclose any information that contribute to the quality of work, or information of an institutional nature which is of interest to the employees.

Confidentiality and Propriety of Data, Information and Products

Management and employees must ensure the confidentiality of all the classified information and protect the Company’s industrial secrets, computer programs, patents and utility models, as well as private or secret data under its responsibility.

Sabesp has proprietary rights over all the work related to the data, information and products developed for the Company by its employees, management, suppliers and partners.

Use of Privileged Information

Management and employees, due to their position or job, are not allowed to trade in the shares, debentures or any other securities issued by Sabesp nor may they share material information that has not yet been disclosed to the public.

Material information is defined as the information that can impact the price of securities issued by Sabesp.

Use and Protection of Assets, Equipment and Services

The assets, equipment, services and communications channels owned by Sabesp must be used in such a way as not to breach internal guidelines or jeopardize the interests of the work and the Company.

Management and employees are prohibited from using:

- Sabesp’s goods, services and staff for personal reasons;

- Other Sabesp resources (workbooks, computers, printers, existing or future equipment, information, vehicles, working hours, etc.), for personal reasons.

Whenever necessary, Sabesp may inspect and monitor facilities, equipment, vehicles, computers, e-mails and other means of communication and storage, respecting the provisions of the law and the internal rules related to the material in question.

Nepotism

Management and employees shall not appoint, hire or maintain a spouse, life partner or relatives up to the third degree directly subordinated to them, nor shall them influence in the hiring, appointment and promotion of such persons or somehow unduly benefit them.

Conflicts of Interest

Management and employees, while performing their internal and external activities, shall take measures to ensure that there are no conflicts of interest with the Company.

The following are prohibited:

- taking part in the purchase or sale of products, services or works involving companies whose associates or representatives are related by blood or marriage to the third degree;

-  Take part in goods/services/works purchase or selling as an individual or as a general partner of a legal entity.

- exercising activities which, by their nature, are incompatible with the attributions of their position, or which conflict with Sabesp’s business or interests, or which are incompatible in terms of working hours or which jeopardize professional performance.

All managers and employees are legally obliged to inform their superiors, or the competent authorities, of any situations or doubts regarding eventual conflicts of interest.

Receiving presents and gratuities

Sabesp’s management, employees, suppliers, partners and third parties shall not receive or solicit favors, money, transport, accommodations, goods, property, services or any economic or asset-based advantage.

The following are prohibited:

- accepting, suggesting, soliciting and receiving, directly or indirectly, presents, favors or benefits of commercial value from clients, suppliers, partners, third parties and public or private entities;

- accepting, suggesting, soliciting and receiving gratuities, commissions, bribes, payments and financial aid, under any circumstances;
- receiving sponsorships or donations for internal or external parties or events, under any circumstances.

Management and employees are permitted to receive gifts of no commercial value from companies that are promoting events, or distributing gifts to their clients, on the occasion of special events, or commemorative dates, such as pens, diaries or shirts with the company’s logo.

Any other items which do not meet these characteristics should be refused or formally returned via correspondence.

Participation in Events

Management and employees may participate in events, congresses, seminars and technical visits in Brazil and abroad, which are in Sabesp’s strategic or technological interest. The expenses related to this participation (registration fees, travel, accommodations, food and other) shall not be paid by persons, companies or entities that may directly or indirectly benefit from or influence any company act or decision.

Donations and Sponsorships

Donations and sponsorships are permitted, provided they are related to our corporate objectives and do not result in political or personal favors or benefits for any professional related to Sabesp.

Verification of Irregularities

Management, employees, suppliers, third parties, partners and other external stakeholders shall immediately inform the Whistleblower Channel of any irregularity or unlawful act, fact, data or situation which they have knowledge of.

The content of the denunciations is verified in accordance with corporate procedures and must contain the minimum elements necessary for said verification.

Anonymity is preserved, although any unfounded or fraudulent denunciations, or those of a conspiratory nature, will be investigated.

Protection of Informants

It is forbidden to punish or retaliate, in any way, the informant or employee who has provided information in good faith to the Whistleblower Channel or by other means.

4.5. SUPPLIERS, PARTNERS AND THIRD PARTIES

Production Chain

Sabesp is jointly responsible for preventing and minimizing damage to the environment resulting from its production chain, by screening the quality of its service suppliers and appropriate monitoring their services based on the nature of the services.

Compliance with the Law

Sabesp's service contracts shall clearly state that all suppliers, partners and third parties must comply with the prevailing legislation, especially laws dealing with the environment, child and forced labor, and anticorruption laws

Equality

Suppliers, partners and third parties in an equivalent or similar situation shall receive the same treatment and opportunities. Any exceptions must be grounded on solid technical and professional opinions.

Trust

Sabesp shall maintain relations of trust with its suppliers, partners and third parties, based on mutual ethical behavior.

5 – SANCTIONS

If any irregularity or violation of the Code of Conduct and Integrity is verified, once materiality and authorship have been identified, disciplinary measures will be applied to the managers and employees in question, in compliance with the Corporate Event Investigation Procedure, as well as the rules in the labor legislation. If companies, third parties or partners are involved, contractual sanctions shall be applied, without prejudice to the other applicable legal measures.

6 - ETHICS COMMITTEE

The Ethics Committee, whose composition is determined by the Resolution of the Executive Board, is responsible for preparing, reviewing and disclosing this Code, in order to ensure the relevance, updating, dissemination and application of Sabesp’s Code of Conduct and Integrity. It analyzes the nature and frequency of violations, recommends preventive and corrective measures, monitors infraction processes and encourages employees’ commitment to ethical and impartial conduct.

7 - COMPLIANCE AREA

Sabesp has a Risk Management and Compliance Superintendence that is responsible for establishing the Institutional Compliance Policy, a document that outlines guidelines, principles and competences for the consolidation of the Integrity Program across the Company.

8 - WHISTLEBLOWER CHANNEL

Denunciations of fraud, corruption, unlawful acts, violations of the Code of Conduct and Integrity, or of other matters that may breach the principles and interests of Sabesp, its subsidiaries and its shareholders, should be reported by employees, managers, suppliers, third parties, partners and other stakeholders through the following channels:

1) e-mail: canaldedenuncia@sabesp.com.br

2) phone (direct): (011) 3388-8100

3) Ombudsman: 0800-0550565 or e-mail: ouvidoria@sabesp.com.br

4) SAC (Customer Service Center): Emergency: 195 or SP Metropolitan Region: 0800-0119911

5) Postal Box: 61.540 - CEP: 05424-970

6) In person or by conventional mail addressed to the Audit Superintendency (Rua Costa Carvalho, 300 - CEP: 05429-900)

The Audit’s Superintendency is responsible for the processing complaints, caring for the complainant’s anonymity and protecting the confidentiality of the information and of the people involved, aiming to rights and the neutrality of the decisions.

The Audit Committee is responsible for monitoring procedures for investigating violations to the Code of Conduct and Integrity, as well as the events reported to the Whistleblower Channel.

9 – Conduct and Integrity Communication Channel

The Conduct Communication Channel is an institutional mechanism to solve doubts on the application of the Code of Conduct and integrity for daily situations. This channel aims to guide the employees on the ethical behavior for conducting Sabesp’s business at all levels.

For any doubts over the appropriate behavior in an existing situation of daily routine, contact the Channel of Trust by the email: canaldeconfianca@sabesp.com.br

This Code of Condut and Integrity is available on the Corporate Portal, Sabesp’s website and the Transparency Portal. It has been disseminated to management, employees, suppliers, third parties and partners.

This Code was published in 2006 and updated in 2014 and 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 24, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.